Example Template : 77O



"DEUTSCHE RREEF GLOBAL INFRASTRUCTURE FUND"


N-Sar January 1, 2015 - June 30, 2015



Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
8POINT3 Energy Partners LP	282539105
	6/19/2015		$21.0	$420,000,000
	$14,670,978	3.49%		GS, CITI, DB,
JPM 	CITI